UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 June 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 19 June 2020 (“the Award Date”), Award effective 14 February
2020, Conditional Performance Shares to directors and Public Officers of the Company and major subsidiaries in terms of the Gold Fields
Limited 2012 Share Plan (as amended) as set out below.
Performance Shares (PS) are conditionally awarded, based on a share price of R104.7568 being the 3 day VWAP of 26, 27, 28 February 2020.
The number of PS which may settle to a participant on vesting date i.e.
three years from effective date of the award, will be determined by the
Company achieving pre-determined performance conditions as follows:
Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group;

Absolute TSR - Gold Fields share price measured at the start and the end of the performance period; and

Free Cash Flow Margin – achievement of pre-determined FCFM target.

The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name
BENFORD MOKOATLE
Position
Director of Major Subsidiaries Gold
Fields Operations (GFO) and GFI
Joint Venture Ltd
No of PS awarded and accepted 11 284
Market Price per Share R104.7568
Total Value R1 182 076
Award Acceptance Date 19/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
MARTIN PREECE
Position
Director of Major Subsidiaries Gold
Fields Operations (GFO) and GFI
Joint Venture Ltd
No of PS awarded and accepted 69130

Market Price per Share R104.7568
Total Value R7 241 838
Award Acceptance Date 20/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest Direct and Beneficial
Name
LUIS RIVERA
Position Director of La Cima
No of PS awarded and accepted 102253
Market Price per Share R104.7568
Total Value R10 711 697
Award Acceptance Date 22/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
NASEEM AHMED CHOHAN
Position
Director of Major Subsidiaries Gold
Fields Operations (GFO) and GFI
Joint Venture Ltd
No of PS awarded and accepted 72478
Market Price per Share R104.7568
Total Value R7 592 563
Award Acceptance Date 19/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
NICHOLAS HOLLAND
Position Director of Gold Fields Ltd
No of PS awarded and accepted 282734
Market Price per Share R104.7568
Total Value R 29 618 309
Award Acceptance Date 22/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial

Name
PUSELETSO MATETE
Position
Director of Major Subsidiaries Gold
Fields Operations (GFO) and GFI
Joint Venture Ltd
No of PS awarded and accepted 4144
Market Price per Share R104.7568
Total Value R434 112
Award Acceptance Date 19/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
PAUL SCHMIDT
Position Director of Gold Fields Ltd
No of PS awarded and accepted 182429
Market Price per Share R104.7568
Total Value R19 110 678
Award Acceptance Date 19/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
ALFRED BAKU
Position Gold Fields Ghana (Pty) Ltd
No of PS awarded and accepted 106176
Market Price per Share R104.7568
Total Value R11 122 658
Award Acceptance Date 19/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
ROSH BARDIEN
Position
Director of Major Subsidiaries Gold
Fields Operations (GFO) GFI Joint
Venture Ltd and Gold Fields
Holdings Company (BVI) Limited
No of PS awarded and accepted 63597
Market Price per Share R104.7568
Total Value R6 662 218
Award Acceptance Date 22/6/2020
Class of underlying security to
which rights attach
Ordinary Shares

Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial
Name
CORNELIUS WILLEM DU TOIT
Position
Gold Fields Australia (Pty) Ltd,
GSM Holding Company Limited, Darlot
Holding Company (Pty) Limited
No of PS awarded and accepted 13953
Market Price per Share R104.7568
Total Value R1 461 672
Award Acceptance Date 23/6/2020
Class of underlying security to
which rights attach
Ordinary Shares
Nature of transaction
Off market acceptance of
Conditional Performance Shares
Vesting Period
Performance Shares vest on third
anniversary of effective Award date
Nature of interest
Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance has been obtained.

24 June 2020
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 June 2020
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer